May 30, 2000


FOR IMMEDIATE RELEASE                         FOR FURTHER INFORMATION CONTACT:
                                                          DANIEL M. JUNIUS OR
                                   TIMOTHY D. ALTHOF AT (978) 448-6111 (NEBS)
                                                                           OR
                                  JAMES S. BURY AT 612-979-1700 (PREMIUMWEAR)


                     NEW ENGLAND BUSINESS SERVICE, INC.
                 ANNOUNCES AGREEMENT TO ACQUIRE PREMIUMWEAR


GROTON, MA - May 30, 2000 - New England Business Service, Inc. (NYSE: NEB) today announced that it has signed a definitive agreement to acquire PremiumWear, Inc. (Nasdaq: WEAR), a designer and marketer of knit and woven shirts and other apparel and accessories to the promotional products/advertising specialty industry. PremiumWear has reported trailing twelve months revenues of $52 million through its first quarter ended April 1, 2000.

Under the terms of the agreement, NEBS will offer to acquire all of the outstanding shares of PremiumWear common stock for $13.50 per share in cash, and will assume approximately $2.2 million in debt, bringing the total transaction value to approximately $40 million.

In accordance with the terms of the agreement, a subsidiary of NEBS will commence a tender offer for all of the outstanding shares of PremiumWear common stock at $13.50 per share in cash not later than June 9, 2000. The tender offer will be subject to at least a majority of the outstanding PremiumWear shares, on a fully diluted basis, being validly tendered and not withdrawn. The tender offer will also be subject to regulatory approvals and other customary conditions. Any shares not acquired in the tender offer will be acquired at $13.50 per share in cash in a subsequent merger.

Mr. Robert J. Murray, NEBS Chairman and CEO, stated, "The acquisition of PremiumWear will further enhance NEBS growing position as a marketer and supplier of personalized work clothing and promotional apparel to small businesses. Over the past two years we have established that there is substantial demand for these products in our markets. The acquisition of PremiumWear provides us with an internal source of supply for high quality personalized apparel, ensuring that we will be able to maintain NEBS very high standards for delivery and customer satisfaction. Further, PremiumWear's strong management team brings important expertise to NEBS in the promotional clothing sector, enhancing the organization NEBS currently has in place."

Mr. Thomas D. Gleason, Chairman of PremiumWear, Inc. commented, "PremiumWear is pleased to be joining forces with New England Business Service, Inc. We believe this combination will capitalize on the unique strengths of both companies. In particular, we see significant new opportunities for promotional clothing in the small business marketplace which NEBS broadly serves." Mr. David E. Berg, President and CEO of PremiumWear added, "PremiumWear has sustainable revenue growth in the 15-20% range in our existing channels, and we believe this rate can be substantially increased with NEBS marketing capabilities and access to its
2.5 million small business customers. We share NEBS dedication to quality and customer service, and are excited about the potential of this partnership."




New England Business Service, Inc. is a leading business-to-business provider with 2.5 million active small business customers in the United States, Canada, the United Kingdom and France. NEBS supplies a wide variety of business products and services which are marketed through direct mail, telesales, a direct sales force, dealers and the Internet. More information about New England Business Service, Inc. is available at its Web site at http://www.nebs.com.

PremiumWear, Inc., based in Minnetonka, Minn., designs, sources and markets knit and woven shirts and other apparel and accessories to the promotional products/advertising specialty industry (PPAI/ASI) and to golf pro and resort shops. PremiumWear's products are marketed under its Page & Tuttle(R) and Pickering brands and the licensed Munsingwear(R) and Field & Stream(R) brands. PremiumWear markets on a commission basis additional, complementary branded products to the promotional products/advertising specialty industry. These branded product lines include: California Outerwear, Burk's Bay(TM) leather outerwear and accessories, Winona Knitting Mills sweaters, CROAKIES(R) eyewear restraints and other accessories, and Softspikes(R) golf accessories. More information about PremiumWear, Inc. is available at its Web site at http://www.premiumwear.com.

This press release contains forward-looking statements, including expectations for future revenue and profit performance arising from the acquisition of PremiumWear, Inc. These forward-looking statements reflect NEBS current expectations. There can be no assurance that NEBS actual results will not differ materially from those expressed or implied by these statements due to various risks and uncertainties, including the possible inability to complete the PremiumWear acquisition, the risks and uncertainties associated with successfully integrating the two companies and retaining key personnel, NEBS limited experience in selling and marketing promotional apparel, the presence of larger and more experienced competitors in apparel, and other factors described in NEBS Annual Report on Form 10-K for the fiscal year ended June 26, 1999, and Quarterly Report on Form 10-Q for the quarter ended March 25, 2000, and in PremiumWear's Annual Report on Form 10-K for the fiscal year ended January 1, 2000, and Quarterly Report on Form 10-Q for the quarter ended April 1, 2000 on file with the Securities and Exchange Commission.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of PremiumWear. At the time the offer is commenced, each PremiumWear stockholder will receive a written offer to purchase shares. That document will contain important information and should be read carefully. New England Business Service, Inc. will also file a tender offer statement with the Securities and Exchange Commission. That statement will contain the offer to purchase along with other important information. All documents filed with the Securities and Exchange Commission can be examined free of charge at its web site (http://www.sec.gov) and will also be made available free of charge from New England Business Service, Inc.


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